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October 14, 2009	Man Chiu Lee
Partner
011-852-3183-4303
manlee@hhlaw.com
VIA EDGAR, HAND DELIVERY & EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, NE
Washington, DC 20549
Attn: Russell Mancuso, Branch Chief

Re:	Asian Financial, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 29, 2009 File No. 333-161813
Dear Mr. Mancuso:
Pursuant to our telephone conversation with Tom Jones, Senior Attorney with the staff, on October 13, 2009, set forth below is the supplemental response on behalf of Asian Financial, Inc. (the “Company”) to the staff’s letter of comment, dated October 2, 2009 (the “Comment Letter”), regarding the above captioned Amendment No. 1 to the Registration Statement on Form S-1, as amended on October 7, 2009 by Amendment No. 2 to the Registration Statement on Form S-1 (the “Registration Statement”). This response clarifies and supplements our response to comment #4 set forth in our letter dated October 5, 2009 (the “Response Letter”).
As noted in its Registration Statement, the Company intends to grant 875,000 restricted Common Shares pursuant to and within the limits of the Company’s 2009 Omnibus Incentive Plan to certain employees, including members of its executive management team, but excluding the Company’s chief executive officer and chief financial officer. The Company has had further discussions internally and with counsel and its independent accountants and hereby amends and supplements its prior correspondence as follows.

Mr. Russell Mancuso
October 14, 2009

The proposed one-time grant does not relate to prior services rendered by these employees to the Company during any period. The grant of 875,000 restricted Common Shares will be a one-time bonus stock award to approximately 50 employees and will be contingent upon the closing of the Company’s offering of its Common Shares pursuant to the Registration Statement. The specific allocations of this grant have not yet been determined. In order to further demonstrate that the award is to reward employees and incentivize them to remain with the Company during the after market of the offering and new exchange listing, the shares of Common Shares under the grant will be restricted and subject to a six month cliff vesting period. As disclosed in the Registration Statement assuming the closing of the offering during the fourth quarter, the Company will incur employee share-based compensation charges in respect of the awards beginning in the fiscal quarter ending December 31, 2009 as a result of this grant. Based on the above, the Company believes that an earlier accrual is not required prior to the actual grant of the shares. The Company will revise its disclosure in its Registration Statement to eliminate the references to prior service to eliminate any confusion that may have been caused by the Company’s prior disclosure related to this intended grant and to reflect the vesting period for these restricted awards.
* * * * *
Any additional questions or comments regarding the Company’s responses should be directed to me at 011-852-3183-4303, or my colleague, Amy Bowerman Freed, at 212-918-8270.
We greatly appreciate your review and look forward to hearing from you.
Very truly yours,
Man Chiu Lee
Enclosure

cc.	Mr. Wenhua Guo
     Asian Financial, Inc.

     Mr. Christopher Patrick Holbert
     Asian Financial, Inc.

     Mr. William Suh
     Asian Financial, Inc.

     Ms. Jeanie Park
     Hogan & Hartson LLP

     Mr. Kurt Berney
     O’Melveny & Myers LLP

     Mr. Marty Dunn
     O’Melveny & Myers LLP

     Mr. Robert Plesnarski
     O’Melveny & Myers LLP

     Mr. Scott Graziano
O’Melveny & Myers LLP